Notice to the Oslo Stock Exchange

 ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Trade subject to notification

Member of Orkla's Board of Directors, Lennart Jeansson, has today bought 3,000 Orkla shares in the market at an average price of NOK 300. Jeansson's new holding in Orkla is 3,000 shares.

Orkla ASA, 25 August 2006

Contact:
Siv M. Skorpen, AVP Investor Relations, Tel: +47 22 54 44 55

Notice to the Oslo Stock Exchange



ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification - Marthinsen

Senior Vice President and primary insider in Orkla ASA, Frode S. Marthinsen, has today on 28 August 2006 bought 500 Orkla shares in the market at an average price of NOK 302.50. Marthinsen's new holding in Orkla is 2,000 shares.

Orkla ASA, 28 August 2006

Contact:
Siv M. Skorpen, AVP Investor Relations, Tel: +47 22 54 44

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification - Correction

We refer to the notice to the Oslo Stock Exchange 25 August 2006 regarding member of Orkla's Board of Directors, Lennart Jeansson, trade subject to notification. Jeansson's new correct holding in Orkla is 5,000 shares.

Orkla ASA, 29 August 2006

Contact:
Siv M. Skorpen, AVP Investor Relations, Tel: +47 22 54 44 55

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification - Correction

We refer to the notice to the Oslo Stock Exchange 28 August 2006 regarding Senior Vice President in Orkla ASA, Frode S. Marthinsen, trade subject to notification. Marthinsen 's new correct holding in Orkla is 2,000 shares and 15 000 options and 12 000 synthetic options.

Orkla ASA, 29 August 2006

Contact:
Siv M. Skorpen, AVP Investor Relations, Tel: +47 22 54 44 55

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification - Options

On 30 August 2006, in connection with Orkla`s option programme, 4,000 options were exercised at a strike price of NOK 130.

A total of 1,811,077 options in Orkla have currenctly been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 239,500 synthetic options of the cash bonus programme.

Orkla holds 2,485,466 of its own shares.

Orkla ASA, 31 August 2006

Contact:
Siv M. Skorpen, AVP Investor Relations, Tel: +47 22 54 44 55